June 27, 2016

VIA EDGAR
Mr. Doug Jones
Securities and Exchange Commission
100 F Street NE
Mail Stop 3561
Washington, DC 27549

Re:    Vector Group Ltd. (the “Company” or “Vector”)
Form 8-K furnished April 28, 2016
File No. 001-05759

Dear Mr. Jones:

This letter is submitted by the Company to respond to the comments of the staff of the Securities and Exchange Commission (“SEC”). Each of the staff’s comments is set forth below (with page references unchanged) and is followed by the Company’s response.

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) staff comments or changes to disclosure in response to staff’s comments do not foreclose the SEC from taking any action with respect to the filing and (iii) the Company may not assert staff comments as a defense in any proceeding by the SEC or any person under the federal securities laws of the United States of America.

Form 8-K Furnished April 28, 2016

1.
The non-GAAP financial measures described as “pro-forma” in this Form 8-K and the Form 8-K furnished on June 17, 2016 in regard to the presentation to investors do not appear to be presented in accordance with Article 11 of Regulation S-X in light of the nature of the adjustments made. Please change the labeling of these measures by removing the wording “pro forma” to properly reflect their nature.

Mr. Doug Jones
Securities and Exchange Commission
June 27, 2016

Response:

The Company will remove “pro forma” from Non-GAAP Financial Measures in future non-GAAP financial measures furnished to the SEC, beginning with financial information furnished for the three and six months ended June 30, 2016.

Results of Operations, page 39

2.
You state that you use pro forma adjusted revenues, a non-GAAP measure, to assess your operating performance. Since pro forma adjusted revenues do not appear to be a profitability measure without the operating expenses, explain to us how you reasonably assess your operating performance using this non-GAAP measure.

Response:

The Company believes revenue growth in its real estate segment is an important measure of its growth because increased revenues generally result in increased gross margin as a result of absorption of fixed operating costs, which the Company believes will lead to increased future profitability as well as increased capacity to expand into new and existing markets. A key strategy of the Company is its ability to move into new markets and therefore gross revenues provide information with respect to the Company’s ability to achieve its strategic objectives. The Company also believes increased revenues generally indicate increased market share in existing markets as well as expansion into new markets. Consequently, the Company believes that adjusted revenues is a meaningful indicator of operating performance. The Company intends to include this supplemental disclosure in future filings describing adjusted revenues and explaining why such metric is useful for assessing operating performance.

Mr. Doug Jones
Securities and Exchange Commission
June 27, 2016

* * * *

Thank you for your kind assistance with this matter. Please call me at 305-579-8000 with any questions.

Very truly yours,

/s/ J. Bryant Kirkland III

J. Bryant Kirkland III
Senior Vice President, Treasurer and Chief Financial Officer

CC:    Mr. Patrick Kuhn, Staff Accountant
Mr. Doug Jones, Staff Accountant
(Securities and Exchange Commission)

Vector Group Ltd. Board of Directors
Sullivan & Cromwell LLP